

July 12, 2013

<u>Via E-mail</u>
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

      Re: **Nuance Communications, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2012
             Filed November 29, 2012
             Form 10-Q for the Quarter Ended March 31, 2013
             Filed May 7, 2013
             File No. 000-27038

Dear Mr. Beaudoin:

      We have reviewed your letter dated May 21, 2013 in connection with the above-referenced filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 17, 2013.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

1.   We note in your response to prior comment 1 that a deferred tax liability was established for the portion of the debt proceeds allocated to the value of the conversion feature and that as a result of recording the deferred tax liability, a valuation allowance release was recorded at the same time, which was credited to additional paid in capital. Tell us the

amount of this release. You also state that when you performed your annual provision calculation, it was determined that the reversal of the valuation allowance was appropriate based upon future projected U.S. profits adjusted for permanent items, and not solely due to the future reversal of this taxable temporary differences. As a result, you recorded the release of the valuation allowance through the tax provision instead of additional paid-in capital. Please clarify the authoritative accounting literature you relied on and the factors you considered in determining to initially record the release of the valuation allowance as additional paid in capital and then to subsequently record the release through the tax provision**.**

2.   Please clarify whether you consider your deferred tax assets as of March 31, 2013 to be recoverable from the future reversal of the deferred tax liability associated with your convertible debt rather than future projected U.S. profits adjusted for permanent differences. If so, tell us how this impacted the accounting that you previously followed for the reversal of the valuation allowance as discussed in comment 1.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

3.   Your earnings release and earnings call for your second quarter discuss specific internal and external factors that materially affected your results during the quarter, such as sales execution issues, a continued shift in revenue models toward on-demand and ratable revenue streams, weaker than expected contributions from acquisitions, delayed revenues in your mobile business, and declining PC sales and structural changes in the Windows software distribution channel. They also discuss how you plan to address these issues. The corresponding MD&A disclosure in your Form 10-Q references certain of these issues, but does not appear to include a detailed discussion and analysis, including the extent that they materially impacted your results of operations for the quarter and could materially impact future results. Please expand your disclosure in future filings. See Item 303(b) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Thomas Beaudoin
Nuance Communications, Inc.
July 12, 2013
Page 3

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

       Sincerely,

       /s/ Kathleen Collins

       Kathleen Collins
       Accounting Branch Chief

cc: Via E-mail
       Todd DuChene, Esq., Nuance Communications, Inc.